Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of LightBeam Electric Company on Form S-1 of our report dated March 27, 2015 relating to the consolidated financial statements of Global Ampersand LLC and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to substantial doubt over going concern, as described in Note 2 and an explanatory paragraph referring to the restatement of the 2013 consolidated financial statements for the correction of misstatements, as described in Note 10), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

April 13, 2015